

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

Mark Douglas
Chief Executive Officer
MNTN, Inc.
823 Congress Avenue
#1827
Austin, TX 78768

> **Re: MNTN, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 14, 202**
> **File No. 333-285471**

Dear Mark Douglas:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No.3 to Registration Statement on Form S-1

Summary Historical Consolidated Financial and Other Data, page 16

1.   Please explain to us how you calculated your pro forma net loss per share and weighted average shares of common stock used to compute pro forma net loss per share. Please note the weighted average number of shares outstanding during the period should be adjusted to give effect to any shares that have been or will be issued to consummate the transaction as if the shares were outstanding as of the beginning of the period presented.

2.   Please explain in detail how total assets as adjusted and as further adjusted were calculated.

 Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ian Schuman